FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.

(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MEETING OF THE BOARD OF DIRECTORS OF SADIA S.A. HELD ON JULY 8 TH, 2009 – MINUTES No. 170

1.   On July 8 th, 2009, at 11:00 am, at one of the Company’s office, in the city of São Paulo, State of São Paulo, at Rua Fortunato Ferraz No. 365 – 2 nd floor, the members of the Board of Directors of Sadia S.A. met. The meeting was opened by the Chairman of the Board of Director, Mr. Luiz Fernando Furlan, that passed the management of the works to Mrs. Diva Helena Furlan, in accordance to Article 16 of the Company’s bylaws, to resolve on the following:

3.   MERGER OF COMPANY’S SHARES:

In accordance to the provisions of the Association Agreement, executed on May 19 th, 2009 among the Company, Perdigão S.A. and HFF Participações S.A., for the establishment of BRF Brasil Foods S.A. and to the recommendation of the Independent Committee, the Board of Directors, with the abstention of the votes of the Directors Luiz Fernando Furlan, Diva Helena Furlan and Eduardo Fontana d’Avila, even understanding that there is no conflict, approved (i) the terms and conditions of the draft of the Protocol and Justification of the Merger of Company’s shares into BRF – Brasil Foods S.A., to be executed by the managers of the companied involved in the transaction which the copy, once certified by the Presiding Board, is filed at the Company’s headquarter; and (ii) in view of the aforementioned resolution, the submission of the following proposal to be appreciated by the Company’s shareholders, in the Extraordinary General Shareholders’ Meeting:

“We propose to be approved the terms and conditions of the Protocol and Justification of the Merger of Company’s shares into BRF – Brasil Foods S.A., executed by the managers of the companies on July 8 th, 2009 (“Protocol and Justification”) and, consequently, to be approved the merger of Company’s shares by BRF – Brasil Foods S.A., in the terms established in the Protocol and Justification and in accordance to the report prepared by Banco Itaú BBA S.A. and the fairness opinion prepared by Banco Morgan Stanley S.A., all in accordance to the provisions established in the Association Agreement executed on May 19 th, 2009 among the Company, Perdigão S.A. and HFF Participações S.A. (“Association Agreement”), and, also, the practice, by Company’s administration, of all acts required for the merger, including the subscription of BRF – Brasil Foods S.A.’s capital increase. This proposal is subject to the prior approval of the merger of HFF Participações S.A.’s shares by BRF – Brasil Foods S.A., as established in the Association Agreement.”

4.   CALL NOTICE TO THE GENERAL MEETING

Having a proposal to be appreciated by the General Shareholders’ Meeting, the Board of Directors, in accordance to the provisions established in Article 17, VI of the bylaws, decided to submit to the approval of the shareholders, in the General Shareholders’ Meeting to be convened to May 18 th, 2009 at 8:00 am, the following subjects: (i) proposal approved in the meeting held on July 6 th, 2009 regarding the sale of the equity interest at Investeast Limited, and (ii) proposal referred in item 3 above regarding the merger of Company’s shares, as per the call notice below:

“CALL NOTICE

Extraordinary General Shareholders’ Meeting

Company’s Shareholders are hereby invited to attend the Extraordinary General Shareholders’ Meeting to be held on August 18 th, 2009, at 8:00 a.m., at the Company’s headquarters, located in the City of Concórdia, State of Santa Catarina, Brazil, at Rua Senador Attílio Fontana, 86, Centro, to decide on the following agenda: (i) sale of equity interest at Investeast Limited; (ii) review, discussion and approval of the Protocol and Justification of the Merger of Company’s shares into BRF – Brasil Foods S.A., executed on July 8, 2009, and the consequent merger of Company’s shares into BRF – Brasil Foods S.A., as agreed therein, and the practice, by Company’s administration, of all acts required for the merger, including the subscription of BRF – Brasil Foods S.A.’s capital increase; (iii) ratify the hiring of the specialized company APSIS Consultoria Empresarial Ltda. (CNPJ/MF No. 27.281.922/0001-70) to prepare an appraisal on the calculation of the ratio for substitution of Company’s shares held by Company’s non-controlling shareholders by BRF – Brasil Foods S.A.’s shares, being both net worth appraised according to the same criterion and on the same date, at market prices (“Appraisal Report”), and approval of the Appraisal Report; and (iv) election of Board member, for the remaining term-in-office of a resigning member."

In accordance to Article 163, paragraph 3 rd of the Law 6.404/76, it is registered in these minutes that Mr. Claúdio Lemos Pinheiro, Perceval Leite Britto and Luiz Alberto Pereira de Mattos, members of the Audit Committee, were present in the Meeting.

No further matters to be resolved on, the Meeting was closed with the drawn-up of the current minutes that, were signed by the Directors attending the meeting.

São Paulo – SP, July 8 th, 2009

(aa) Luiz Fernando Furlan (Chairman); Cássio Casseb Lima, Celso Clemente Giacometti, Diva Helena Furlan, Eduardo Fontana d’Avila, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, Roberto Faldini.

I certify that this is a true copy of items 3 and 4 of the minutes No. 170, transcript in pages 122 to 124 of the Book No. 6 of the Minutes of the Board of Directors of Sadia S.A.

Delmir Anotnio Dal-Cim

Secretary